Global Blue Q2 and H1 FY23/24 Financial Results November 29, 2023 Page 1 of 9 GLOBAL BLUE REPORTS Q2 FY23/24 FINANCIAL RESULTS, DELIVERING GROWTH AND AN IMPROVED CAPITAL STRUCTURE • Significant YoY growth in Adjusted EBITDA — 82.8% to €47.2m in Q2 FY23/24 and 129.7% to €75.0m in H1 FY23/24, taking the H1 EBITDA margin to 36% • Continued growth inflection with annualized Q2 FY23/24 Adjusted EBITDA reaching €142m(1) • Improved capital structure: o $100M strategic equity investment from Tencent reflecting confidence in ongoing travel recovery and supporting de-leveraging o Opportunistic refinancing with new 7-year debt rated B+ / B1 • Financial guidance reiterated — FY23/24 Adjusted EBITDA of €145-165m Signy, Switzerland, November 29, 2023 Global Blue Group Holding AG (NYSE:GB and GB.WS) today announces its financial results for the second quarter and six months period ended September 30, 2023. Global Blue’s CEO, Jacques Stern, commented: “We are pleased to report a strong set of financial results with continued progress in growth and profitability through the second quarter and first half of the year, alongside multiple strategic developments. “We delivered a 38% YoY increase in Revenue and an 83% YoY increase in Adjusted EBITDA in Q2 FY23/24, supporting an annualized quarterly Adjusted EBITDA of €142m (1) and giving us confidence in our FY23/24 Adjusted EBITDA guidance of €145-165m. “In parallel, we are pleased to welcome Tencent as a shareholder, following their $100m strategic equity investment, and to have opportunistically refinanced all our debt, extending maturity to 2030.”

Global Blue Q2 and H1 FY23/24 Financial Results November 29, 2023 Page 2 of 9 EXECUTIVE SUMMARY Q2 and H1 FY23/24 financial results showed a significant increase in both growth and profitability. The Group delivered a 38% YoY increase in Revenue to €113m and an 83% YoY increase in Adjusted EBITDA to €47m in Q2 FY23/24, resulting, for H1 FY23/24, in a 50% YoY increase in Revenue to €208m and a 130% YoY increase in Adjusted EBITDA to €75m taking the EBITDA margin to 36%. This drove a continued improvement of the annualized quarterly Adjusted EBITDA (including Retail Tech Solutions) to €142m(1) in Q2 FY23/24, from €115m in Q4 FY22/23 and €134m in Q1 FY23/24. In November (post the period-end), Global Blue concluded two significant capital structure transactions. First, Tencent agreed to invest $100 million in Global Blue common equity, consisting of 50% primary and 50% secondary, for a 7.6% stake in the Group. This investment validates Global Blue’s leadership, reflects confidence in ongoing travel recovery, and supports stated de - leveraging target. Second, to further strengthen the balance sheet, the Group opportunistically refinanced its debt with a senior term loan of €610m and a revolving credit facility of €97.5m, extending maturity to 2030 and implying a post-refinancing Net Debt / annualized quarter Adjusted EBITDA of 3.8x (7). In October 2023, excluding Mainland China and Russia, Tax Free Shopping like- for-like (“LfL” (2)) Issued Sales in Store (3) recovery reached 154% in Continental Europe and 189% in Asia Pacific. The Group continued to benefit from the reopening of Mainland China in January 2023, with recovery in Asia Pacific at 109% in October vs. 105% in Q2 FY23/24, while Mainland China recovery in Continental Europe, continuing to be impacted by long lead time in visa issuance and the absence of group travel, saw a recovery at 52% in October vs. 45% in Q2 FY23/24. Taking this together, Global Blue could achieve Adjusted EBITDA in excess of €200m(4), based on annualization of Q2 FY23/24 results and assuming Chinese Revenue recovery illustratively reaches 105% (still well below other nationalities today) vs. a 40% Revenue recovery in Q2 FY23/24. In conclusion, the Group reiterates the financial guidance and long-term targets issued on September 25, 2023, with FY23/24 Adjusted EBITDA of €145-165m.

FINANCIAL PERFORMANCE

Q2 FY23/24 Financial Performance

€M	Q2 FY21/22	Q2 FY22/23	Q2 FY23/24	Q2 FY23/24 vs. Q2 FY22/23 (%)
Revenue				
Tax Free Shopping Solutions	23.0	62.5	86.2	
Added Value Payment Solutions	5.3	15.3	20.2	
Retail Tech Solutions	2.9	4.1	6.7	
Group Revenue	**31.2**	**81.9**	**113.2**	***38.2%***
Adjusted Operating Expenses	(31.6)	(56.1)	(66.0)	
Adjusted EBITDA	**(0.4)**	**25.8**	**47.2**	***82.8%***
Adjusted Depreciation & Amortisation	(10.2)	(9.1)	(8.9)	
Net Finance Costs	(6.1)	(13.8)	(13.9)	
Adjusted Profit before Tax	**(16.7)**	**2.9**	**24.4**	
Adjusted Income Tax Expense	1.5	(4.4)	(8.1)	
Non-Controlling Interests	(0.4)	(0.6)	(2.3)	
Adjusted Net Income Group Share	**(15.6)**	**(2.1)**	**14.0**	

Revenue

The Group delivered Revenue of €113.2m in Q2 FY23/24, a 38.2% YoY increase, reflecting a strong performance across all business lines.

Tax Free Shopping Solutions delivered Revenue of €86.2m in Q2 FY23/24, a 37.9% YoY increase. Revenue in Continental Europe was €75.0m, a 28.5% LfL YoY increase, while Revenue in Asia Pacific was €11.2m, a 154.5% LfL YoY increase. This strong performance reflects the ongoing recovery across all origin nationalities with the reopening of Chinese borders in January 2023 being the key driver of the Revenue improvement in both Asia Pacific and Europe.

Added Value Payment Solutions delivered Revenue of €20.2m in Q2 FY23/24, a 32.0% YoY increase, reflecting a strong performance across both business segments. Revenue in FX Solutions was €10.4m, a 38.5% LfL YoY increase, while Revenue in the Acquiring business was €9.8m, a 41.8% LfL YoY increase.

Retail Tech Solutions delivered Revenue of €6.7m in Q2 FY23/24, a 65.0% YoY increase, reflecting strong organic growth of 39.1% (€1.6m) from ZigZag and Yocuda, and the remainder from the consolidation of ShipUp (acquired on 1 November 2022).

Adjusted EBITDA

The Group delivered Adjusted EBITDA of €47.2m in Q2 FY23/24, an 82.8% YoY increase, reflecting the significant improvement in Revenue together with the ongoing focus on the cost base. This implied an improvement in margin of 10pts to 42% and a 'Revenue drop-through to Adjusted EBITDA'[5] of 68%.

Furthermore, annualized Q2 FY23/24 Adjusted EBITDA (including Retail Tech Solutions) of €142M[1] has shown a consistent improvement, from €35m in Q1 FY22/23, to €84m in Q2 FY22/23, to €98m in Q3 FY22/23, to €115m in Q4 FY22/23, and to €134m in Q1 FY23/24.

Global Blue Q2 and H1 FY23/24 Financial Results November 29, 2023 Page 3 of 9

H1 FY23/24 Financial Performance

€M	H1 FY21/22	H1 FY22/23	H1 FY23/24	H1 FY23/24 vs. H1 FY22/23 (%)
Revenue				
Tax Free Shopping Solutions	32.1	102.1	154.8	
Added Value Payment Solutions	10.1	27.9	39.0	
Retail Tech Solutions	5.7	8.0	13.8	
Group Revenue	**47.9**	**138.0**	**207.7**	**50.4%**
Adjusted Operating Expenses	(59.0)	(105.4)	(132.7)	
Adjusted EBITDA	**(11.1)**	**32.6**	**75.0**	**129.7%**
Adjusted Depreciation & Amortisation	(20.2)	(17.8)	(17.9)	
Net Finance Costs	(12.5)	(23.8)	(24.6)	
Adjusted Profit before Tax	**(43.8)**	**(9.0)**	**32.5**	
Adjusted Income Tax Expense	4.9	(3.8)	(12.6)	
Non-Controlling Interests	(0.4)	(0.9)	(3.7)	
Adjusted Net Income Group Share	**(39.4)**	**(13.7)**	**16.1**	

The Group delivered Revenue of €207.7m in H1 FY23/24, a 50.4% YoY increase reflecting a strong performance across all business lines.

Tax Free Shopping Solutions delivered Revenue of €154.8m in H1 FY23/24, a 51.7% YoY increase. Revenue in Continental Europe was €133.9m, a 41.8% LfL YoY increase; while Revenue in Asia Pacific was €20.9m, a 160.0% LfL YoY increase, reflecting the ongoing recovery across all origin nationalities with the reopening of Chinese borders in January 2023 being the key driver of the Revenue improvement in both Asia Pacific and Europe.

Added Value Payment Solutions delivered Revenue of €39.0m in H1 FY23/24, a 39.8% YoY increase, reflecting a strong performance across both business segments. Revenue in FX Solutions was €20.4m, a 50.0% LfL YoY increase; while Revenue in the Acquiring business was €18.7m, a 43.0% LfL YoY increase.

Retail Tech Solutions delivered Revenue of €13.8m in H1 FY23/24, a 71.4% YoY increase, reflecting strong organic growth of 43.8% (€3.5m) from ZigZag and Yocuda, and the remainder from the consolidation of ShipUp (acquired on 1 November 2022).

Adjusted EBITDA

The Group delivered Adjusted EBITDA of €75.0m in H1 FY23/24, a 129.7% YoY increase reflecting the significant improvement in Revenue together with the ongoing focus on the cost base. This implied an improvement in margin of 12ppts to 36% and a 'Revenue drop-through to Adjusted EBITDA'(5) of 61%.

Adjusted Profit before Tax

The Group delivered Adjusted Profit Before Tax in H1 FY23/24 of €32.5m, a €41.5m YoY increase, mainly reflecting the significant increase in Adjusted EBITDA.

Balance Sheet and Net Debt (prior to the refinancing)

As at September 30, 2023, Group Net Debt reached €568.5m, consisting of Gross Financial Debt of €790.1m and Cash & Cash Equivalents of €221.6m. The Group was in compliance with the total net leverage financial covenant testing.

Global Blue Q2 and H1 FY23/24 Financial Results November 29, 2023 Page 4 of 9

Global Blue Q2 and H1 FY23/24 Financial Results November 29, 2023 Page 5 of 9 SUBSEQUENT FINANCIAL EVENTS Strategic Equity Investment On November 16, 2023, the Group announced a $100m strategic equity investment from Tencent, a world leading internet and technology company. Tencent agreed to invest $100m in Global Blue common equity at a price of $5.50 per share, which is generally in line with the volume-weighted average price over the past 3 months. The common shares consist of 50% secondary common shares to be sold by affiliates of Silver Lake and Partners Group and certain members of Global Blue’s board and management and 50% primary common shares to be issued by Global Blue, the proceeds of which will be used to de-lever. This implies an ownership in Global Blue that will be approximately 7.6% of the total issued share capital on a fully-diluted basis. The transaction closed on November 28, 2023. Opportunistic Refinancing On November 24, 2023, in order to further strengthen the balance sheet in the face of continued growth, the Group refinanced its term loan, revolving credit facilities (RCF), and shareholder liquidity facility. The new debt consists of a 7-year term loan of €610m and a 6.5-year RCF of €97.5m, bringing maturity to 2030 and implying a post-refinancing Net Debt / annualized quarter Adjusted EBITDA of 3.8x(7). The term loan and RCF have a variable annual interest rate equal to Euribor plus a spread of 500bps and 450bps, respectively, with several step-downs as the Company de-levers. The RCF has a utilization-based leverage covenant, tested quarterly at 8.0x senior leverage. In parallel, the Group secured a credit rating with S&P at B+ and Moody’s at B1.

LATEST TAX FREE SHOPPING TRENDS

% Recovery Issued Sales in Store(2) Tax Free Shopping	*Q1 FY23/24*	*Q2 FY23/24*	*October 2023*	*October 2023 vs. Q2 FY22/23*
Continental Europe LfL (excluding UK and same merchant)	*121%*	119%	115%	(-4ppts)
APAC LfL (same merchant)	*111%*	134%	147%	+13ppts
Group LfL (excluding UK and same merchant)	*118%*	123%	123%	-
Group reported (including UK and non-same merchant)	*103%*	102%	106%	+4ppts

Refers to the issued Sales in Store (spend) compared to Calendar Year 2019.

In October 2023, the recovery in Tax Free Shopping Group reported LfL(2) Issued Sales in Store(3) slightly increased to 106% in October 2023 vs. 102% in Q2 FY23/24 (+4ppts) on the back of a slightly lower performance in Continental Europe and a strong acceleration in Asia Pacific.

In October 2023, excluding Mainland China and Russia, Continental Europe recovery reached 154% vs. 157% in Q2 FY23/24, whilst recovery in Asia Pacific reached 189% in October 2023 vs. 169% in Q2 FY23/24.

The recovery in Continental Europe slightly softened to 115% in October 2023 vs. 119% in Q2 FY23/24 (-4ppts) and was due to the mix of traveler nationalities as the exposure to Mainland China residents was higher during Golden Week, where the recovery rate is still below other nationalities. Additionally, the recent events in Palestine during the latter part of October 2023 had a minor impact on the recovery, causing a decrease from -1 to -2ppts. US, GCC and regional European shoppers continued to be key contributors to the recovery in Continental Europe in October, with recovery at 260%, 241% and 192% respectively. The US recovery remained strong, in line with the summer performance, and was driven by a significant increase in spend by the High Net Worth Individuals and Very Important Client categories. While recovery in Mainland China remains constrained by long lead time in visa issuance and the absence of group travel, the recovery level increased to 52% in October 2023 vs. 45% in Q2 FY23/24 (+7ppts) with High Net Worth Individuals and Affluent shoppers being key contributors to the recovery where the rate of spending has more than doubled.

The recovery in Asia Pacific reached 147% in October 2023 vs. 134% in Q2 FY23/24 (+13ppts). Hong Kong/Taiwan and North East Asia shoppers drove the strong recovery in Asia Pacific in October 2023, with recovery at 555% and 276% respectively. Meanwhile, Mainland China's recovery remained strong at 109% in October 2023 vs. 105% in Q2 FY23/24 (+4ppts), as a result of the progressive return of Chinese shoppers and a significant increase in the average spend per shopper.

Impact of China Reopening on Global Blue's profitability

With Mainland China representing approximately 36% of Tax Free Shopping Sales in Store(3) in 2019, the return of Chinese shoppers is an important contributor to the ongoing recovery.

The willingness to travel of Chinese shoppers, based on Global Blue's proprietary survey, remained above 70% in October 2023. The air capacity recovery from China continues to trend upwards, reaching 60% in Continental Europe in October 2023 vs. 54% in Q2 FY23/24 and 61% in Asia Pacific in October 2023 vs. 54% in Q2 FY23/24. However, the lead time

Global Blue Q2 and H1 FY23/24 Financial Results November 29, 2023 Page 6 of 9

Global Blue Q2 and H1 FY23/24 Financial Results November 29, 2023 Page 7 of 9 required for visa issuance and the absence of group travel remain key barriers to a stronger recovery in Continental Europe. Finally, as for most nationalities, a strong average spend progression per Chinese shopper is noticeable, reaching 132% in Asia Pacific and 33% in Continental Europe in October 2023 vs. 2019. In summary, Global Blue should be well placed to benefit from the progressive reopening of Mainland Chinese international travel. Based on an annualization of Q2 FY23/24 quarter’s results, Global Blue could achieve Adjusted EBITDA in excess of €200m(4) once Chinese Revenue recovery reaches 105% vs. a 40% Revenue recovery in Q2 FY23/24. RECENT ACHIEVEMENTS During the period, the Group continued to make strategic progress in furtherance of its focus on digitalization, commercial gains, and product development. Tax Free Shopping Solutions has continued to gain several marquee new clients in H1 FY23/24. This reinforces Global Blue’s leading market position in Tax Free Shopping and highlights its sustainable and differentiated proposition. The division maintained a net retention rate(6) of 103.0% in the prior four years (FY19/20 to FY22/23) vs. 100.3% in FY14/15 to FY18/19. There has also been continued progress in digitalization of the Tax Free Shopping journey, allowing Global Blue to increase the success ratio (i.e., penetration). There has been progress across the issuing, validation and refunding process, alongside investments in consumer interaction such as mobile customer care which saw Global Blue interact, post-purchase, with 66% of shoppers’ transactions. Added Value Payment Solutions was also successful in securing market share with new acquirer gains and cross-sales in the period and maintained a net retention rate(6) of 104.7% in FY20/21 to FY22/23. Equally importantly, the division launched its Hospitality and Retail Gateway, which is sold to acquirers and payment services providers allowing them to compete with cross-border integrated software payment providers. This has been implemented within 276 hotels with seven acquirers signed, alongside a healthy global pipeline supporting future growth.

Global Blue Q2 and H1 FY23/24 Financial Results November 29, 2023 Page 8 of 9 FINANCIAL GUIDANCE AND LONG-TERM TARGETS In September 2023, the Group issued guidance and long-term targets as it continues to benefit from the strong growth drivers of the business; Global Blue Group Holding AG - Global Blue Introduces Financial Guidance and Long-term Targets. Global Blue expects Adjusted EBITDA of €145-165m in FY23/24 and more than €200m in FY24/25. As the environment normalizes thereafter, in the long-term, Global Blue is targeting 8-12% Revenue growth, >50% ‘Revenue-to-Adjusted EBITDA drop-through’(5), and a net debt / LTM Adjusted EBITDA <2.5x. Main long-term targets Tax Free Shopping Solutions: Post the Mainland China recovery (FY25/26), growth in the Overseas Luxury Market is expected to deliver a long-term CAGR of 6.0% to 8.0% in FY25/26 to FY 27/28. With the additional contribution from the opening of new markets (1.5 to 2.5%), increased digitalization (2.0 to 2.5%) and net retention gain (0.5 to 1.5%), Global Blue expects Issued Sales in Store(3) growth of 10.0% to 14.0% in FY25/26 to FY27/28. On that basis, Global Blue is targeting Revenue growth of 7.0% to 11.0% for FY25/26 to FY27/28. The growth differential between Sales in Store(3) and Revenue is attributable to pricing evolution (inherent to a volume-based take-rate model) and mix effects (country, merchant, and service). Global Blue is targeting pricing evolution and mix effects to result in a 3.0% differential between Sales in Store(3) and Revenue growth. Added Value Payment Solutions: Post the recovery, Global Blue is targeting a long-term CAGR Sales in Store(3) growth of its FX Solutions business of 9.0% to 13.0% for FY25/26 to FY27/28. This is driven by the expected growth in the cross-border digital payment market (5.0 to 7.0%), commercial gains with new acquirers (2.0 to 4.0%), cross-sale of new channels (1.0%) and increased penetration (1.0%). On that basis, Global Blue is targeting FX Solutions Revenue growth between 9.0% to 13.0% and in line with Sales in Store(3) growth, with treasury gain increase offset by lower pricing. In parallel, in the long-term, Global Blue is targeting a CAGR Sales in Store(3) and Revenue growth of its acquiring business in Australia to be in line with Australian GDP. Retail Tech Solutions Retail Tech Solutions is targeting continued high Revenue growth of at least 15%, as it is still in the scale-up phase and a clear beneficiary of cross-sell within the Global Blue ecosystem. Finally, along with the current and future recovery, Global Blue will continue to benefit from its long-term growth drivers, while remaining well hedged against the risk of worldwide inflation and potential European recession. 1Annualized extrapolation includes Tax Free Shopping Solutions, Added Value Payment Solutions and Retail Tech Solutions performance in Q1, Q2, Q3 and Q4 FY22/23, and Q1 and Q2 FY23/24, applied to the year. 2 Refers to the Issued Sales-In-Store (Spend), like-for-like (at constant merchant scope and exchange rates). 3 Sales in Store, in respect to the TFS business, refers to the value (including VAT) of the goods purchased by the international shopper. Sales in Store, in respect to the Added Value Payment Solutions business, refers to the value (including VAT) of the payments made by the international shopper. 4Simulation based on illustrative assumptions and should not be relied upon as being indicative of future results. This is not a forecast. This is forward-looking information – see Disclaimer. Yearly extrapolation includes Tax Free Shopping Solutions/ Added Value Payment Solutions performance in Q2 FY23/24 applied to the year. 5Refers to the portion of Revenue growth that drops through to the EBITDA line. 6Net Retention Rate for a given year is a percentage calculated as: 1 + the Sales in Store gained from new accounts and store openings in the given year, net of lost accounts and store closures, divided by the total Sales in Store for the given year. Net Retention Rate does not adjust for luxury inflation through the period. 7Based on Q2 FY23/24 annualized EBITDA excluding Retail Tech.

Global Blue Q2 and H1 FY23/24 Financial Results November 29, 2023 Page 9 of 9 WEBCAST INFORMATION An audio recording of commentary on the results, along with supplemental financial information, can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. FOR FURTHER INFORMATION Frances Gibbons, Head of Investor Relations +44 (0) 7815 034 212 fgibbons@globalblue.com NON-IFRS FINANCIAL MEASURES This press release contains certain Non-IFRS Financial Measures. These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. Not all companies calculate non -IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release. FORWARD-LOOKING STATEMENTS This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management’s expectations, hopes, beliefs, intentions, or strategies regarding the future. The words “anticipate,” “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Global Blue’s current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward -looking statements. These include commercial expectations and other external factors, including political, legal, fiscal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID -19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under “Risk Factors” in Global Blue’s Annual Report on Form 20 -F/A for the fiscal year ended March 31, 2023 filed with the Securities and Exchange Commission (the “SEC”), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue’s control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. ABOUT GLOBAL BLUE Global Blue offers innovative solutions in three different fields: • Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in -house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience • Payments services: Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value -added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction • RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, which can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni -channel customer journey, both in - store and online In addition, our data and advisory services offer a strategic advisory to help retailers identify opportunities for growth, while our shopper experience and engagement solutions provide data -driven solutions to increase footfall, convert footfall to Revenue and enhance performance. Pre-pandemic figures FY 19/20. Source: Global Blue